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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47589

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Barings Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Independence Wharf, 470 Atlantic Ave.
(No. and Street)

Boston	MA	02210-2208
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Duffey (413) 226-1538
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLC
(Name – *if individual, state last, first, middle name*)

Two Financial Center, 60 South St.	Boston	MA	02111-2759
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BARINGS SECURITIES LLC

(A Wholly Owned Subsidiary of Barings LLC)

Financial Statements and Supplemental Schedules

December 31, 2016

(With Report of Independent Registered Public Accounting Firm Thereon)

OATH OR AFFIRMATION

I, Duncan Robertson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barings Securities LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANET L. BRADY
NOTARY PUBLIC
UNION COUNTY
STATE OF NORTH CAROLINA
MY COMMISSION EXPIRES 12-10-2020

Signature

PRESIDENT
Title

Janet L. Brady
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BARINGS SECURITIES LLC
(A Wholly Owned Subsidiary of Barings LLC)

Table of Contents

KPMG LLP
Two Financial Center
60 South Street
Boston, MA 02111

Report of Independent Registered Public Accounting Firm

The Members of
Barings Securities LLC:

We have audited the accompanying statement of financial condition of Barings Securities LLC (the Company) as of December 31, 2016, and the related statements of statement of income (loss), changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Barings Securities LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedule I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedule I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

February 22, 2017

BARINGS SECURITIES LLC
(A Wholly Owned Subsidiary of Barings LLC)
Statement of Financial Condition
December 31, 2016

Assets:		
Cash and cash equivalents	$	4,257,774
Accounts receivable		30,439
Income tax receivable from affiliate		172,113
Prepaid expenses and other assets		199,695
Total assets	$	4,660,021
Liabilities and Equity:		
Accounts payable and accrued expenses	$	38,169
Deferred tax liability		71,808
Total liabilities		109,977
Member's capital		6
Additional paid-in capital		10,838,255
Accumulated deficit		(6,288,217)
Total Member's equity		4,550,044
Total liabilities and Member's equity	$	4,660,021

See accompanying notes to financial statements.

BARINGS SECURITIES LLC
(A Wholly Owned Subsidiary of Barings LLC)
Statement of Income (Loss)
Year Ended December 31, 2016

Revenues:		
Administrative fees	$	328,800
Placement agent fees		27,246
Investment income		12,022
Total revenues		368,068
Expenses:		
Expenses allocated from parent		1,334,472
Investment services		185,603
Finder's fee		27,246
Professional fees		38,371
Other expenses		71,728
Total expenses		1,657,420
Loss before income tax benefit		(1,289,352)
Income tax benefit		456,742
Net loss	$	(832,610)

See accompanying notes to financial statements.

BARINGS SECURITIES LLC

(A Wholly Owned Subsidiary of Barings LLC)

Statement of Changes in Member's Capital

Year Ended December 31, 2016

	Equity				
	Units	**Member's Capital**	**Additional paid-in capital**	**Accumulated deficit**	**Total equity**
Balance, December 31, 2015	600	$ 6	9,503,783	(5,455,607)	4,048,182
Contributed capital	-	-	1,334,472	-	1,334,472
Net loss	-	-	-	(832,610)	(832,610)
Balance, December 31, 2016	600	$ 6	10,838,255	(6,288,217)	4,550,044

See accompanying notes to financial statements.

BARINGS SECURITIES LLC

(A Wholly Owned Subsidiary of Barings LLC)

Statement of Cash Flows

Year Ended December 31, 2016

Cash flows from operating activities:		
Net loss	$	(832,610)
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:		
Non-cash expenses allocated from Barings LLC		1,334,472
Changes in operating assets and liabilities:		
Income tax receivable/payable from affiliate		(91,449)
Placement agent fees receivable from Barings LLC		93,420
Prepaid expenses and other assets		(15,766)
Accounts payable and accrued expenses		(67,432)
Deferred tax liability		5,669
Net cash used in operating activities		426,304
Cash and cash equivalents, beginning of year		3,831,470
Cash and cash equivalents, end of year		4,257,774
Supplemental disclosure of cash flow information:		
Cash received under tax allocation agreement	$	370,963
Supplemental disclosure of noncash financing activity:		
Non-cash capital contribution	$	1,334,472

See accompanying notes to financial statements.

(1) Business and Summary of Significant Accounting Policies

(a) Business

Barings Securities LLC (the Company) is a wholly owned subsidiary of Barings LLC, an indirect subsidiary of Massachusetts Mutual Life Insurance Company (MassMutual). The Company is registered as a broker and dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). Effective September 12, 2016, Babson Capital Management LLC (Babson) became Barings LLC (Barings). All entity references in the financial statements have been retrospectively updated, as applicable, to reflect current names as a result of the integration of Babson and MassMutual Barings Holding LLC, including the name change of Babson Capital Securities LLC to Barings Securities LLC.

(b) Use of Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Related-Party Revenues and Expenses

Related-party revenues earned by the Company are reported in administrative and placement agent fees. Related-party expenses incurred by the Company are reported in expenses allocated from the parent. Accordingly, the financial statements may not necessarily be indicative of the financial position that would have existed or results of operations or cash flows that would have occurred had the Company operated as an independent entity.

(2) New Accounting Standards

(a) Adoption of New Accounting Standards

There were no new accounting standards issued in 2016 that required adoption by the Company.

(3) Fair Value of Financial Instruments

The Company has cash and cash equivalents as of December 31, 2016 in the amount of $4,257,774. Cash represents funds held in bank accounts under normal commercial terms. Investments in money market funds and securities with initial maturities of three months or less are considered to be cash equivalents. Such investments are carried at cost, which approximates fair value. Through the Company's valuation techniques, cash and cash equivalents are classified as Level 1 in the fair value hierarchy.

The Company's valuation techniques are based upon observable pricing inputs, such as market data from independent sources. Unobservable inputs reflect the Company's market assumptions. These inputs comprise the following fair value hierarchy:

Level 1 – Observable inputs in the form of quoted prices for identical instruments in active markets.

Level 2 – Observable inputs other than Level 1 prices, such as quoted prices for similar assets and liabilities, quoted in markets that are not active, or other inputs that are observable or can be derived from observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using internal models, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The Company utilizes no unobservable inputs and all inputs are quoted in an active market for its financial instruments.

(4) Concentration of Risk

The Company derives substantially all of its capital from Barings, including non-cash capital contributions to finance related party expense allocations. In the event that Barings were to cease its relationship and stop dealing with the Company, it is possible that the severe disruption in business could prevent the Company from continuing as a going concern. However, the Company's management believes that there should not be any substantial doubt about the Company's ability to continue as a going concern for a reasonable time period.

(5) Administrative Fees

The Company earns fees for administrative services incurred for allowing Baring North America LLC (Baring NA) and Barings Real Estate Advisors LLC (BREA) employees to be registered representatives of the Company. Baring NA is a subsidiary of Barings. BREA, a wholly owned subsidiary of Barings, dissolved on December 30, 2016 as a result of the aforementioned integration. Please refer to Note 1a, *Business*, for more information. As registered representatives of the Company, Baring NA and BREA employees are allowed to provide placement of investors into private funds. The Company also earns administrative fees for placements of interests in investment funds, in addition to retainer fees and out-of-pocket costs incurred for such placements. Administrative fees are accrued when earned.

For the year ended December 31, 2016, the Company earned administrative fees in the amount of $328,800 for services provided to Baring NA and BREA.

Management periodically reviews past-due accounts to determine collectability and establishes a reserve on those accounts whose collection is doubtful. As of December 31, 2016, there were no reserves after review of past-due accounts.

The Company also earns fees through an agreement with Barings Global Short Duration High Yield Fund (BGH) to provide certain services and administrative duties related primarily to shareholder communications. Through a waiver agreement, the Company has agreed to waive all fees earned from BGH. For the year ended 2016, the amount of the fees earned from BGH, and waived, was $387,423.

(6) Placement Agent Fees

The Company earned fees for placement services provided to Barings Global Loan Fund, a fund of the Barings Global Investment Funds Plc (an investment company incorporated in Ireland), which are managed by Barings and Barings Global Advisers Limited. For the year ended December 31, 2016, the Company earned placement agent fees of $27,246.

(7) Related-Party Transactions

The Company has an agreement with Barings under which Barings provides the Company with management, administrative facilities, and services, including the use of Barings' sales personnel. As part of this agreement, Barings acts as the Company's paying agent for payment of the Company's expenses. Fees for these services are based on the Company's pro rata use of Barings personnel, applied to those allocable expenses incurred by Barings. These expenses primarily include compensation expense, payroll taxes and benefits, occupancy, and office services.

In addition, Barings reimburses the Company for its allocated expenses through a non-cash capital contribution in the form of forgiveness of amounts due for allocated expenses in order to allow the Company to meet its required minimum capital amounts. Accordingly, the statement of financial condition and the related statements of operations and cash flows may not be indicative of the financial position of the Company at December 31, 2016 and its results of operations and its cash flows for the year then ended had the Company operated as an independent entity.

In 2016, under the terms of the expense agreement, Barings allocated $1,334,472 of expenses to the Company for management, administrative facilities, and services, including the use of Barings' sales personnel. Allocable expenses incurred by Barings primarily included compensation expense, payroll taxes and benefits, occupancy, and office services. Barings reimbursed the Company for its allocated expenses in the form of forgiveness through a non-cash capital contribution of $1,334,472.

The Company is compensated for MassMutual's use of the tax losses created by the non-cash expenses allocated to the Company from, and paid for the Company by, Barings. Allocated expense amounts for the year ended December 31, 2016 resulted in a tax benefit of approximately $467,000, based on the federal effective tax rate of 35%. This tax benefit amount is included in the income tax benefit reflected on the statement of operations for the year ended December 31, 2016. As of December 31, 2016, the Company has an income tax receivable from MassMutual in the amount of $172,113.

(8) Finder's Fees

In an effort to enter the Asian market, as part of its work for the Barings Global Loan Fund, the Company engaged Nomura Securities (Nomura) as an external placement agent. On January 31, 2016, the agreement between the Company and Nomura expired. For the year ended December 31, 2016, the Company incurred finder's fees expense of $27,246.

The Company's placement agent fee revenues are equal and offsetting to the finder's fees expenses paid.

(9) Income Taxes

Income taxes due to government authorities are based on the Company's best estimate of its current and deferred tax liabilities (DTL). Deferred income taxes are provided for temporary differences that exist between financial reporting and tax bases of assets and liabilities. The Company has a temporary difference for prepaid expenses. The effective tax rate is different from the prevailing corporate U.S. federal tax rate primarily due to permanent differences caused by items such as state taxes.

The Company is included in a consolidated U.S. federal income tax return with MassMutual and its eligible U.S. subsidiaries. The Company also files income tax returns in various states. MassMutual and its eligible subsidiaries and certain affiliates (the Parties), including the Company, have executed and are subject to a written tax allocation agreement (the Agreement). The Agreement sets forth the manner in which the total combined federal income tax is allocated among the Parties. The Agreement provides the

Company with the enforceable right to recoup federal income taxes paid in prior years in the event of future net losses, which it may incur. Further, the Agreement provides the Company with the enforceable right to utilize its net losses carried forward as an offset to future net income subject to federal income taxes.

Allocated taxes are calculated on a quarterly basis. During the year ended December 31, 2016, the Company received income tax payments from MassMutual in the amount of $370,963.

The Internal Revenue Service (IRS) has completed its examination of the years 2010 and prior. The IRS is currently auditing the years 2011 through 2013 and expects to conclude in early 2017. The Company does not expect a material change in its financial position or liquidity as a result of these audits.

The components of income taxes included in the statement of operations for the year ended December 31, 2016 are as follows:

Income tax (benefit) expense:		
Current:		
Federal	$	(450,635)
State		(11,775)
Total current		(462,410)
Deferred:		
Federal		5,437
State		231
Total deferred		5,668
Income tax benefit	$	(456,742)

As of December 31, 2016, the Company had a DTL of $71,808 attributable to prepaid expenses.

A reconciliation of the differences between the income tax benefit and the amount computed by applying the prevailing corporate U.S. federal tax rate to the pre-tax loss for the year ended December 31, 2016 is as follows:

		Amount	Percentage
Provision for income taxes at the U.S. federal rate	$	(451,273)	35.0%
State tax, net of federal effect		(7,504)	0.6
Other		2,035	(0.2)
Total income tax benefit	$	(456,742)	35.4%

Management has determined that no reserves for uncertain tax positions are required at December 31, 2016.

(10) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the net capital ratio (ratio of aggregate indebtedness to net capital, both as defined), shall not exceed 15 to 1 and also provides that equity capital may not be withdrawn or cash dividends paid if the net capital ratio would

exceed 10 to 1. At December 31, 2016, the Company had net capital of $4,147,797, which was $4,122,797 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2016 was 0.03 to 1.00.

Exemption from Rule 15c3-3

The Company operates pursuant to the exemption provisions of (k)(2)(i) under Rule 15c3-3 of the Securities Exchange Act of 1934.

(11) Subsequent Events

Management has evaluated events and transactions that have occurred subsequent to December 31, 2016 through February 22, 2017 the date of issuance of the financial statements, for potential recognition or disclosure in these financial statements. Adjustments or additional disclosures, if any, have been included in these financial statements.

On February 8th 2017, the agreement between the Company and BGH (See Note 5 *Administrative Fees* for additional information) was amended to remove any terms of compensation to the Company for services provided to BGH. The terms of the amended agreement were effective on January 1, 2017.

BARINGS SECURITIES LLC

(A Wholly Owned Subsidiary of Barings LLC)

Computation of Net Capital Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2016

Capital - member's capital	$	4,550,044
Deductions - nonallowable assets:		
Accounts receivable		30,439
Income tax receivable from affiliate		172,113
Prepaid expenses and other assets		199,695
Net capital	$	4,147,797
Aggregate indebtedness	$	109,977
Minimum net capital requirement of broker or dealer (the greater of 6.67% of aggregate indebtedness as defined or $25,000)		25,000
Excess net capital	$	4,122,797
Ratio of aggregate indebtedness to net capital		0.03 to 1.00

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2016):
There was no material difference between the Company's computation of net capital as included in Part II of Form X-17A-5 as of December 31, 2016 and that included herein.

See accompanying report of independent registered public accounting firm.

Schedule II

BARINGS SECURITIES LLC

(A Wholly Owned Subsidiary of Barings LLC)

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2016

The Company operates pursuant to the exemptive provisions of (k)(2)(i) Under Rule 15c3-3 of the Securities Exchange Act of 1934.

See accompanying report of independent registered public accounting firm.

BARINGS SECURITIES LLC

(A Wholly Owned Subsidiary of Barings LLC)

Information for Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2016

The Company operates pursuant to the exemptive provisions of (k)(2)(i) Under Rule 15c3-3 of the Securities Exchange Act of 1934.

See accompanying report of independent registered public accounting firm.

BARINGS

February 24, 2017

SEC Headquarters
100 F Street Northeast
Washington, DC 20549

RE: Barings Securities LLC
CRD #36929

To Whom It May Concern:

Attached please find a copy of the 2016 audited financials for Barings Securities LLC.

Please do not hesitate to contact me at 413-226-1538 with any questions or for additional information.

Sincerely,

Brian Duffey
Treasurer

Enclosure

470 Atlantic Avenue
Boston, MA 02210
Babsoncapital.com